CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

For the month of February, 2004                   Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F _X_ Form 40-F ___

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ___ No _X_

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Grupo Radio Centro, S.A. de C.V.
                                              (Registrant)

Date: February 27, 2004                       By: /s/ Pedro Beltran Nasr
                                                 -------------------------------
                                                  Name:  Pedro Beltran Nasr
                                                  Title: Chief Financial Officer

                           [LOGO] GRUPO RADIO CENTRO

                                EARNINGS RELEASE

IR Contacts:

In Mexico:
Pedro Beltran / Alfredo Azpeitia
Grupo Radio Centro, S.A. de C.V.
Tel: 5255-57-28-48 81 or
5255-57 28-49-11

In New York:
Maria Barona
Melanie Carpenter
i-advize Corporate
Communications, Inc.
Tel: (212) 406-3690
Email: grc@i-advize.com

[LOGO]            RC
                Listed
                 NYSE
      The New York Stock Exchange

[SEAL]

                                                           For Immediate Release

                                                               February 27, 2004

--------------------------------------------------------------------------------
                           GRUPO RADIO CENTRO REPORTS
                       FOURTH QUARTER AND YEAR-END RESULTS
                     FOR THE PERIOD ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

Mexico City,  February 27, 2004 - Grupo Radio Centro,  S.A. de C.V.  (NYSE:  RC,
BMV: RCENTRO-A) (the "Company"), Mexico's leading radio broadcasting company, announced today its results of operations for the fourth quarter and year ended December 31, 2003. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos as of December 31, 2003.

Fourth Quarter Results

For the three months ended December 31, 2003, broadcasting revenue was Ps. 205,584,000, a 26.4% decrease compared to Ps. 279,343,000 reported during the same period of 2002. This decrease was mainly attributable to a reduction in the advertising expenditures by political parties during the fourth quarter of 2003 compared to the same period of 2002.

The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the three months ended December 31, 2003 were Ps. 123,841,000, reflecting an increase of 27.3% compared to Ps. 97,300,000 reported for the same period of 2002. This increase was mainly due to higher expenses for the production of the news program Monitor, the hiring of additional personalities to improve the competitive position of the Company's news programming and the write-off of accounts receivable determined to be uncollectible.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the fourth quarter ended December 31, 2003 was Ps. 81,743,000, representing a decrease of 55.1% compared to Ps. 182,043,000 reported for the same period of 2002, due to the decrease in broadcasting revenue and the increase in broadcasting expenses during the fourth quarter of 2003.

Depreciation and amortization expenses during the fourth quarter of 2003 were Ps. 30,095,000, representing a decrease of 23.1% compared to Ps. 39,134,000 reported for the same period of 2002. This decrease was mainly due to the write-off of goodwill during the fourth quarter of 2002 in connection with certain of the Company's subsidiaries, the operations of which were discontinued.

                                                Grupo Radio Centro, S.A. de C.V.
                                        Fourth Quarter and 12-Month 2003 Results
                                                                     Page 2 of 6

The Company's corporate, general and administrative expenses for the fourth quarter ended December 31, 2003 were Ps. 21,157,000, an increase of 82.0% compared to Ps. 11,623,000 reported for the same period of 2002. This change was mainly attributable to lower executive compensation during the fourth quarter of 2002.

The Company's operating income during the fourth quarter of 2003 was Ps. 30,491,000, a decrease of 76.8% compared to operating income of Ps. 131,286,000 reported during the same period of 2002. This decrease resulted from lower broadcasting income during the fourth quarter of 2003 compared to the fourth quarter of 2002.

The Company's comprehensive financing cost for the three months ended December 31, 2003 was Ps. 7,383,000, a decrease of 38.5% compared to a comprehensive financing cost of Ps. 12,012,000 reported for the same period in 2002. This favorable change was primarily attributable to a foreign exchange gain of Ps. 255,000 for the fourth quarter of 2003, resulting mainly from the conversion of the Company's U.S. dollar-denominated bank loans to Mexican peso-denominated bank loans during the fourth quarter of 2002, compared to a foreign exchange loss of Ps. 3,261,000 for the same period of 2002.

Other expenses, net, for the three months ended December 31, 2003 were Ps. 14,496,000, compared to Ps. 1,924,000 reported for the same period of 2002. This change is primarily attributable to the sale of certain non-broadcasting assets at a gain during the fourth quarter of 2002 compared to the sale of certain non-broadcasting assets at a loss during the fourth quarter of 2003.

During the fourth quarter of 2003, the Company's income before provisions for income tax and employee profit sharing was Ps. 8,612,000, compared to income before such provisions of Ps. 117,350,000 reported for the same period in 2002. The Company recorded a reduction in provisions for income tax and employee profit sharing for the fourth quarter of 2003 of Ps. 3,590,000 compared to a reduction in such provisions of Ps. 8,454,000 for the same period in 2002.

As a result of the foregoing, the Company reported net income for the fourth quarter of 2003 of Ps. 12,202,000, compared to a net income of Ps. 125,804,000 reported for the same period of 2002.

Twelve-Month Results

For the year ended December 31, 2003, broadcasting revenue was Ps. 825,084,000, representing an 11.7% increase compared to Ps. 738,376,000 reported for the same period of 2002. This increase was mainly attributable to higher advertising expenditures from political parties in connection with the congressional elections that took place on July 6, 2003.

The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2003, were Ps. 493,594,000, a 2.9% increase compared to Ps. 479,624,000 reported for the same period of 2002, principally as a result of fees paid in connection with new programming for one of the Company's radio stations.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2003 was Ps. 331,490,000, an increase of 28.1% compared to broadcasting income of Ps. 258,752,000 reported for the same period of 2002. This increase was mainly attributable to higher broadcasting revenue.

                                                Grupo Radio Centro, S.A. de C.V.
                                        Fourth Quarter and 12-Month 2003 Results
                                                                     Page 3 of 6

Depreciation and amortization expenses for the year ended December 31, 2003 were Ps. 113,405,000, representing an increase of 1.0% compared to Ps. 112,327,000 reported for the same period of 2002.

The Company's corporate, general and administrative expenses during 2003 were Ps. 60,183,000, an increase of 28.3% compared to Ps. 46,911,000 reported for the same period of 2002. This increase was mainly due to higher executive compensation and higher revenue-based fees paid to Infored in connection with the production of the radio news program Monitor during 2003.

As a result of the foregoing, the Company's operating income for the year ended December 31, 2003 was Ps. 157,902,000, an increase of 58.7% compared to an operating income of Ps. 99,514,000 reported for the same period of 2002.

The Company's comprehensive financing cost decreased from Ps. 53,210,000 during 2002 to Ps. 32,898,000 reported for 2003. This favorable change of 38.2% is mainly attributable to a decrease in the foreign exchange loss, net, from Ps. 43,734,000 for 2002 to Ps. 6,463,000 for 2003, as a result of the conversion of the Company's U.S. dollar-denominated bank loans to Mexican peso-denominated bank loans during the fourth quarter of 2002. The improvement in foreign exchange loss, net was partially offset by a loss on monetary position in 2003 compared to a gain on monetary position in 2002, as well as an increase in interest expense resulting from higher interest rates in 2003.

Other expenses, net, were Ps. 65,982,000 in 2003, representing an increase of 25.7% compared to Ps. 52,487,000 reported for 2002. This increase is mainly due to the sale of certain non-broadcasting assets at a gain during 2002 compared to the sale of certain non-broadcasting assets at a loss during 2003, combined with an increase in expenses related to the arbitration proceedings with Infored.

For the year ended December 31, 2003 the Company reported income before provisions for income tax and employee profit sharing of Ps. 59,022,000 compared to a loss before provisions for income tax and employee profit sharing of Ps. 6,183,000 reported for the same period in 2002. The Company recorded an income tax and employee profit sharing credit of Ps. 1,379,000 for 2003 compared to Ps. 8,454,000 for 2002.

As a result of the foregoing factors, net income for 2003 increased to Ps. 60,401,000 from Ps. 2,271,000 reported for 2002.

Other Matters:

Bank Debt

During the period from December 2002 to December 2003, the Company's total bank debt decreased approximately Ps. 128.5 million, from Ps. 354.9 million at December 31, 2002 to Ps. 226.4 million at December 31, 2003, substantially reducing the financial risk of the Company.

                                                Grupo Radio Centro, S.A. de C.V.
                                        Fourth Quarter and 12-Month 2003 Results
                                                                     Page 4 of 6

New Agreement

On December 3, 2003, the Company signed an amendment to its loan agreement with Scotiabank Inverlat, S.A. to increase the principal amount outstanding of the underlying loan by Ps. 50 million and to extend the maturity date to October 31, 2007. In addition, the consolidated loan, with an aggregate principal amount of Ps. 226.4 million, has a fixed interest rate of 10.30% per annum. Proceeds of the additional loan were used to pay off the short-term loan that the Company had with BBVA Bancomer, S.A.

Company Description:

Grupo Radio Centro owns and/or operates 14 radio stations, 11 of which are located in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organizacion Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

--------------------------------------------------------------------------------
Note on Forward Looking Statements:

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.
--------------------------------------------------------------------------------

                                                Grupo Radio Centro, S.A. de C.V.
                                        Fourth Quarter and 12-Month 2003 Results
                                                                     Page 5 of 6

--------------------------------------------------------------------------------
                        GRUPO RADIO CENTRO, S.A. DE C.V.
                       CONSOLIDATED AUDITED BALANCE SHEETS
                        as of December 31, 2003 and 2002
     in Mexican Pesos ("Ps.") with purchasing power as of December 31, 2003
          (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)
--------------------------------------------------------------------------------

                                                                     December 31
                                                       --------------------------------------
                                                                 2003                 2002
                                                       --------------------------------------
                                                       U.S. $(1)        Ps.            Ps.

                    ASSETS
                    ------
Current assets:
  Cash and temporary investments                          6,111         68,676         40,878
                                                        -------      ---------      ---------

Accounts receivable:
  Broadcasting, net                                      18,517        208,128        197,779
  Other                                                     441          4,953          6,183
  Income tax recoverable                                      0              0         18,120
                                                        -------      ---------      ---------
                                                         18,958        213,081        222,082

Guarantee deposit                                           615          6,915          7,190
Prepaid expenses                                          1,652         18,573         16,841
                                                        -------      ---------      ---------
  Total current assets                                   27,336        307,245        286,991

Prepaid expenses                                          8,495         95,479        108,729
Property and equipment, net                              41,805        469,892        495,940
Deferred charges, net                                     1,102         12,391         18,424
Guarantee deposit                                            51            576          7,789
Excess of cost over book value of subsidiaries           67,802        762,088        841,603
Other assets                                                279          3,140          3,266
                                                        -------      ---------      ---------
Total assets                                            146,870      1,650,811      1,762,742
                                                        =======      =========      =========

                 LIABILITIES
                 -----------
Current:
  Notes payable                                           5,037         56,618        190,154
  Advances from customers                                 4,676         52,560         16,447
  Other accounts payable and accrued expenses             4,759         53,491         66,856
  Taxes payable                                           2,318         26,051         13,849
                                                        -------      ---------      ---------
     Total current liabilities                           16,790        188,720        287,306

Long-Term:
  Deferred income tax                                     5,505         61,874         83,993
  Notes payable                                          15,112        169,855        164,789
  Reserve for labor obligations                           2,352         26,445         26,168
                                                        -------      ---------      ---------
     Total liabilities                                   39,759        446,894        562,256
                                                        -------      ---------      ---------

              STOCKHOLDERS' EQUITY
              --------------------
Capital stock                                            95,360      1,071,841      1,072,142
Retained earnings                                        16,004        179,882        176,087
Provision for repurchase of shares                        3,377         37,952         38,021
Accumulated effect of deferred income tax                (8,060)       (90,597)       (90,597)
Surplus on restatement of capital                           385          4,332          4,332
Minority interest                                            45            507            501
                                                        -------      ---------      ---------
     Total stockholders'  equity                        107,111      1,203,917      1,200,486
                                                        -------      ---------      ---------
     Total liabilities and stockholders' equity         146,870      1,650,811      1,762,742
                                                        =======      =========      =========

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.24 per U.S. dollar, the noon buying rate for Mexican pesos on December 31, 2003.

                                                                          [LOGO]

                                                Grupo Radio Centro, S.A. de C.V.
                                        Fourth Quarter and 12-Month 2003 Results
                                                                     Page 6 of 6

--------------------------------------------------------------------------------
                        GRUPO RADIO CENTRO, S.A. DE C.V.
                    CONSOLIDATED AUDITED STATEMENTS OF INCOME
  for the three-month and twelve-month periods ended December 31, 2003 and 2002 expressed in Mexican Pesos ("Ps.") with purchasing power as of December 31, 2003
          (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)
--------------------------------------------------------------------------------

                                                                  4th Quarter                           Accumulated 12 months
                                                      ----------------------------------        ----------------------------------
                                                               2003               2002                   2003               2002
                                                      U.S.$ (1)       Ps.          Ps.          U.S.$ (1)       Ps.          Ps.
                                                      ---------     -------      -------        ---------     -------      -------
Broadcasting revenue (2)                               18,290       205,584      279,343         73,406       825,084      738,376
Broadcasting expenses, excluding depreciation,
  amortization and corporate expenses                  11,018       123,841       97,300         43,914       493,594      479,624
                                                       ------       -------      -------         ------       -------      -------
Broadcasting income                                     7,272        81,743      182,043         29,492       331,490      258,752
                                                       ------       -------      -------         ------       -------      -------

Depreciation and amortization                           2,677        30,095       39,134         10,089       113,405      112,327
Corporate general and administrative expenses           1,882        21,157       11,623          5,354        60,183       46,911
                                                       ------       -------      -------         ------       -------      -------
Operating  income                                       2,713        30,491      131,286         14,049       157,902       99,514
                                                       ------       -------      -------         ------       -------      -------

Comprehensive financing cost:
  Interest expense                                       (535)       (6,010)      (5,865)        (2,409)      (27,098)     (20,828)
  Interest income (2)                                      15           165          514             87           973        2,318
  Foreign exchange gain (loss), net                        23           255       (3,261)          (575)       (6,463)     (43,734)
  Gain (loss) on monetary position                       (160)       (1,793)      (3,400)           (28)         (310)       9,034
                                                       ------       -------      -------         ------       -------      -------
                                                         (657)       (7,383)     (12,012)        (2,925)      (32,898)     (53,210)

Other expenses, net                                    (1,290)      (14,496)      (1,924)        (5,870)      (65,982)     (52,487)
                                                       ------       -------      -------         ------       -------      -------
Income (loss) before the following provisions             766         8,612      117,350          5,254        59,022       (6,183)

Provisions for income tax & employee profit
  sharing                                                (319)       (3,590)      (8,454)          (123)       (1,379)      (8,454)
                                                       ------       -------      -------         ------       -------      -------
Net income                                              1,085        12,202      125,804          5,377        60,401        2,271

Net income applicable to:
  Majority interest                                     1,085        12,198      125,805          5,376        60,395        2,257
  Minority interest                                         0             4           (1)             1             6           14
                                                       ------       -------      -------         ------       -------      -------
                                                        1,085        12,202      125,804          5,377        60,401        2,271
                                                       ======       =======      =======         ======       =======      =======

Net income for the LTM per Series A Share (3)                                                    $ 0.033        0.371        0.014

Net income for the LTM per ADS (3)                                                               $ 0.297        3.340        0.123

Weighted average common shares outstanding
 for the LTM (000's) (3)                                                                                      162,705      163,783

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.2400 per U.S. dollar, the noon buying rate for Mexican pesos on December 31, 2003.

(2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the fourth quarter of 2003 and 2002 was Ps. 751,000 and Ps. 322,000, respectively. Interest earned and treated as broadcasting revenue for the twelve months ended December 31, 2003 and 2002 was Ps.1,476,000 and Ps. 775,000, respectively.

(3) Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

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